Exhibit 99.42
PETROFLOW ENERGY LTD.
CERTIFICATION OF AMENDED AND RESTATED ANNUAL FILINGS – CFO
VENTURE ISSUER BASIC CERTIFICATE
I, Duncan Moodie, CFO of Petroflow Energy Ltd., certify the following:
1.	Review: I have reviewed the AIF, if any, amended and restated annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together, the “Annual Filings”) of Petroflow Energy Ltd. (the “Issuer”) for the financial year ended December 31, 2007.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.
Date: May 28, 2008
“Duncan Moodie”

DUNCAN MOODIE
CFO